

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2021

Marina Konstantinova
Chief Executive Officer
Orion Bliss Corp.
Ashdod
Kalonite 9-57
Israel
7724233

> **Re: Orion Bliss Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 26, 2021**
> **File No. 333-257326**

Dear Ms. Konstantinova:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2021 letter.

Amendment No. 4 to Registration Statement on Form S-1

Risk Factors
Investors cannot withdraw funds once their subscription agreements are accepted by the company, page 9

1. We note your revisions in response to prior comment 1 that you will set up either an escrow account or a trust account to receive the proceeds of this offering and will update the prospectus to disclose which account is established and the terms and to file the contract as an exhibit. If that is the case, please revise this risk factor and the risk factor titled "*Because we are holding the proceeds of this offering in an escrow account, trust*

account or bank account, if we file for bankruptcy protection or are forced into bankruptcy, or a creditor obtains a judgment against us and attaches the subscription, you may lose your investment" on page 9 to remove all references to the funds being placed in a bank account or a corporate bank account.

Description of Our Business, page 19

2. We are unable to locate any revisions to the prospectus in response to prior comment 2 and reissue the comment. Please revise to provide a summary in this section of the material terms of the contract with your supplier, Red Hot Products Ltd. It is not clear from the terms of the agreement that you have filed as Exhibit 10.3 that you have agreed to buy any Milk_shake products from the supplier and the supplier has committed to sell any Milk_shake products to you. To the extent that there are no specific commitments for you to purchase products or for Red Hot Products to sell products to you, please clarify the absence of such commitments in your disclosure. Additionally, disclose in this section whether you are able to sell the products you purchase from the supplier anywhere or whether you are limited to a particular geographic region under the contract. We note your disclosure that you will be purchasing products directly from the developer on page 4 yet it appears that Red Hot Products Ltd is a distributor. Please revise or advise.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm, page II-2

3. Please ask your auditor to provide an updated consent before going effective considering the changes made to the financial statements and the passage of time.

You may contact Li Xiao at 202-551-4391 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mont E. Tanner, Esq.